UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

LEIFRAS Co., Ltd.

Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address and telephone number, including area code, of Registrant’s principal executive offices)

Explanatory Note

On April 8, 2026, LEIFRAS Co., Ltd. (the “Company”) issued a press release to announce financial results for its fiscal year ended December 31, 2025. The press release is furnished as Exhibit 99.1 to this report. The Company also hereby furnishes its investor presentation, attached as Exhibit 99.2 to this report.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated April 8, 2026
99.2	Investor Presentation, dated April 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: April 8, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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